August 11, 2025

Paul Ricci
Chief Executive Officer
Luminar Technologies, Inc./DE
2603 Discovery Drive, Suite 100
Orlando, FL 32826

        Re: Luminar Technologies, Inc./DE
            Registration Statement on Form S-3
            Filed July 29, 2025
            File No. 333-289015
Dear Paul Ricci:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed July 29, 2025
General

1. We note that you are seeking to register a primary offering of Series A Convertible
       Preferred Stock that may be issued to YA II PN, Ltd., and an unidentified institutional investor under a Securities Purchase Agreement dated May 19, 2025, and the issuance of Class A common stock upon conversion thereof. It appears that you commenced the offering of these securities privately and are now attempting to complete the offering through a public offering. Please provide us with a detailed legal and factual analysis as to how you concluded that you may complete the private placement of the
       Series A Convertible Preferred Stock issuable under the Securities
Purchase
       Agreement on this Form S-3, consistent with Section 5 of the Securities Act of 1933.
       Please refer, in part, to Securities Act Sections Compliance and Disclosure
       Interpretation 134.03.
 August 11, 2025
Page 2

2. Please revise to disclose the material provisions of the Securities Purchase Agreement, including closing conditions. Without limitation, discuss whether shareholder approval is required for the issuance and sale of securities thereunder. Identify the unnamed institutional investor that is party to the Securities Purchase Agreement, or tell us why you believe this is not required.
Exhibits

3.     Please file the Securities Purchase Agreement and the Placement Agent
Agreement
       with D. Boral Capital as exhibits to your registration statement. Refer to Item 601 of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing